NSAR Item 77C

A special Meeting of Shareholders of VALIC Company I Large Cap Growth Fund was held on January 27, 2006. The fund voted in favor of adopting the following proposal.

1. To approve or disapprove an Agreement and Plan of Reorganization (the "Plan") providing for the acquisition of all of the assets of Large Cap Growth Fund ("Large Cap Growth") by VALIC Ultra Fund ("VALIC Ultra"), a series of VALIC Company I, in exchange for shares of VALIC Ultra and the assumption by VALIC Ultra of all of the liabilities of Large Cap Growth. The Plan also provides for distribution of these shares of VALIC Ultra to shareholders of Large Cap Growth in liquidation and subsequent termination of Large Cap Growth. A vote in favor of the Plan is a vote in favor of the liquidation and dissolution of Large Cap Growth.

Votes in Favor of the proposal 			    46,910,586
Votes Against the proposal		               851,125
Votes Abstained					     1,555,847